

February 20, 2013

<u>Via U.S. mail</u>
Dennis R. Alexander
Chief Executive Officer
Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

   Re: **Mondial Ventures, Inc.**
      Item 4.01 Form 8-K
      Filed February 19, 2013
      File No. 000-51033

Dear Mr. Alexander:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed February 19, 2013</u>

1. We note that your disclosure in paragraph (a)(ii) makes reference to Anton & Chia LLP's reports on your unaudited financial statements for the periods ended September 30, 2012 and 2011. We also note that Anton & Chia LLP has not issued such reports. Please amend your filing to state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification to comply with Item 304(a)(1)(ii) of Regulation SK.

2. We note your disclosure in the paragraph (a)(iv) pertains to circumstances during your most recent interim periods and subsequent interim period preceding your auditor's resignation. Please expand these disclosures to state whether, during your two most

recent fiscal years and any subsequent interim period prior to the resignation of Anton & Chia LLP, there were any disagreements with your former independent accountant on any matter of accounting principles or practices as described in Item 304(a)(1)(iv) of Regulation S-K.

3.   We remind you to file an updated letter from Anton & Chia LLP stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant